Exhibit 3.1.2
CERTIFICATE OF AMENDMENT OF

THE RESTATED CERTIFICATE OF INCORPORATION OF

AMERICAN WATER WORKS COMPANY, INC.

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.    The name of the corporation is American Water Works Company, Inc. (the “Corporation”).

2.    The Restated Certificate of Incorporation of the Corporation is hereby amended by changing the Article thereof numbered VIII so that, as amended, said Article VIII shall be and read in its entirety as follows:

ARTICLE VIII

To the fullest extent permitted by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer.

Any repeal or modification of this Article VIII by the stockholders of the Corporation shall be prospective only, and shall not affect, to the detriment of any director or officer, any limitation on the personal liability of a director or officer of the Corporation existing at the time of such repeal or amendment.

3.    That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

By:	/s/ JEFFREY M. TAYLOR
Name:	Jeffrey M. Taylor
Senior Vice President and Secretary

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